Filed by Voya Equity Trust (SEC File Nos.: 333-56881; 811-08817) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

April 22, 2026

Voya Investment Management

Client Talking Points

VY® Baron Growth Portfolio

Voya Investment Management Co. LLC (“Voya IM”) has announced the following changes:

Effective
Planned	Date
Change(s)	(on or
about)
Reorganization	July 17,	VY® Baron Growth Portfolio	Voya MidCap Opportunities Fund
2026

The Boards of Directors/Trustees (the “Board”) of VY® Baron Growth Portfolio (“Baron Growth Portfolio”, a “Target Portfolio”), and Voya MidCap Opportunities Fund (“MidCap Opps Fund”, together with Baron Growth Portfolio, the “Funds”) approved an Agreement and Plan of Reorganization with respect to the Target Portfolio (a “Reorganization Agreement”), which provides for the reorganization of Baron Growth Portfolio with and into MidCap Opps Fund (a “Reorganization”).

▪What is happening?

oOn November 13, 2025, the Board approved the proposal to merge Baron Growth Portfolio with and into MidCap Opps Fund.

oShareholders of Baron Growth Portfolio were sent a combined proxy statement and prospectus on or about May 6, 2026.

oA shareholder meeting will be held on or about July 2, 2026.

oIf the Reorganization is approved, shareholders of Baron Growth Portfolio will become shareholders of MidCap Opps Fund as of the close of business on or about July 17, 2026 (the

“Closing Date”).

oA supplement to the Target Portfolio’s Prospectus was filed on December 2, 2025, to notify shareholders of the changes.

oVoya IM serves as the sub-adviser for MidCap Opps Fund.

oBAMCO, Inc. serves as the sub-adviser for Baron Growth Portfolio.

oMidCap Opps Fund is not operated as a variable portfolio and may not be appropriate for certain shareholders investing under Variable Contracts who are required to be invested in a variable portfolio

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Client Talking Points

in order to maintain favorable tax treatment. The Target Portfolio is not offered directly to the public. Purchase and sale of shares of the Target Portfolio may be made only by separate accounts of insurance companies serving as investment options under Variable Contracts or by Qualified Plans, custodian accounts, and certain investment advisers and their affiliates, other investment companies, or permitted investors. MidCap Opps Fund is offered directly to the public and eligibility to invest in MidCap Opps Fund is not restricted in the same manner as the Target Portfolio.

▪Why is the Reorganization being proposed?

Voya Investments, LLC (the “Investment Adviser”) proposed the Reorganization primarily to:

oaddress the underperformance of Baron Growth Portfolio while providing shareholders of the Target Portfolio with a similar investment experience; and

oto reduce the complexity of the Voya funds platform

▪Below is the share class mapping for the proposed Reorganization

Merging Fund and Share Class	Ticker	Surviving Fund and Share Class	Ticker
VY® Baron Growth Portfolio – Class	IBSAX	Voya MidCap Opportunities Fund –	IMORX
ADV		Class R

VY® Baron Growth Portfolio – Class I	IBGIX	Voya MidCap Opportunities Fund –	NMCIX
Class I

VY® Baron Growth Portfolio – Class	VYRBX	Voya MidCap Opportunities Fund –	IMOZX
R6		Class R6

VY® Baron Growth Portfolio – Class	IBCGX	Voya MidCap Opportunities Fund –	NMCAX
S		Class A

VY® Baron Growth Portfolio – Class	IBCGX	Voya MidCap Opportunities Fund –	NMCAX
S2		Class A

		Voya MidCap Opportunities Fund –	NMCCX
Class C

		Voya MidCap Opportunities Fund –	IMOWX
Class W

▪How do the Investment Objectives compare?

	Baron Growth Portfolio	MidCap Opps Fund
Investment	The Portfolio seeks capital appreciation.	The Fund seeks long-term capital appreciation.
Objective

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Client Talking Points

▪What is the experience of the Voya IM Team?

MidCap Opps Fund is managed by the Voya IM team of Kristy Finnegan and Leigh Todd.

Kristy Finnegan, CFA

Portfolio Manager

Kristy Finnegan is portfolio manager on the large and mid cap growth strategies and co-head of fundamental research at Voya Investment Management. Previously at Voya, she served as a portfolio manager for the large cap value strategies. Prior to that at Voya, she was an analyst covering both consumer and technology stocks, including several years with the growth team covering consumer stocks. Prior to joining Voya, Kristy was an investment banking analyst at SunTrust Equitable Securities where she focused on deals primarily in the education and health care sectors.

Leigh Todd, CFA

Portfolio Manager

Leigh Todd is a senior portfolio manager for the large cap growth and mid cap growth strategies at Voya Investment Management. Prior to joining Voya, Leigh was a portfolio manager and senior research analyst at Mellon. Previously, she was a portfolio manager at State Street Global Advisors.

▪How do the Annual Fund Operating Expenses compare?

The table below describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Funds. Pro forma fees and expenses, which are the estimated fees and expenses of MidCap Opps Fund after giving effect to the Reorganization, assume the Reorganization occurred on December 31, 2025 for Baron Growth Portfolio, and May 31, 2025 for MidCap Opps Fund.

Baron Growth Portfolio shareholders may pay other fees and expenses such as fees and expenses imposed under their Variable Contract or Qualified Plan, which are not reflected in the tables and examples below. If these fees or expenses were included in the table, Baron Growth Portfolio’s expenses would be higher. For more information on these charges, Baron Growth Portfolio shareholders should refer to the documents governing their Variable Contract or Qualified Plan or consult their plan administrator.

MidCap Opps Fund shareholders may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. MidCap Opps Fund shareholders may qualify for sales charge discounts if they or their family invest, or agree to invest in the future, at least $50,000 in Voya mutual funds. More information about these and other discounts is available from MidCap Opps Fund shareholders’ financial intermediary and in the discussion in the Sales Charges section of MidCapOpps Fund’s Prospectus, in Appendix A to MidCap Opps Fund’s Prospectus, or the Purchase, Exchange, and Redemption of Shares section of MidCap Opps Fund’s Statement of Additional Information.

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Client Talking Points

As shown in the table below, shareholders of Baron Growth Portfolio will experience a decrease in the contractual management fee rate and a decrease in the net annual operating expenses following the Reorganization.

Shareholders of MidCap Opps Fund are subject to the sales charges (load) as indicated in the table below. Class S and Class S2 shareholders of Baron Growth Portfolio who receive Class A shares of MidCap Opps Fund in connection with the Reorganization will not be subject to the different shareholder eligibility requirements for Class A shares of MidCap Opps Fund. Additionally, the contingent deferred sales charge (“CDSC”) assessed on certain redemptions of Class A shares will be waived for former Class S and Class S2 shareholders on future redemptions.

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Annual Fund Operating Expenses
Expenses you pay each year as a % of the value of your investment

		Baron Growth Portfolio[1]	MidCap Opps Fund[2]	MidCap Opps Fund *Pro Forma* Combined[2]
Class ADV[3]				
Management Fees	%	0.95	N/A	N/A
Distribution and/or Shareholder Services (12b-1) Fees	%	0.50	N/A	N/A
Other Expenses	%	0.29	N/A	N/A
Total Annual Fund Operating Expenses	%	1.74	N/A	N/A
Waivers, Reimbursements and Recoupments	%	(0.24)[4]	N/A	N/A
Total Annual Fund Operating Expenses After Waivers, Reimbursements and Recoupments	%	1.50	N/A	N/A
Class A				
Management Fees	%	N/A	0.84	0.81
Distribution and/or Shareholder Services (12b-1) Fees	%	N/A	0.25	0.25
Other Expenses	%	N/A	0.10	0.10[6]
Total Annual Fund Operating Expenses	%	N/A	1.19	1.16
Waivers, Reimbursements and Recoupments	%	N/A	None[5]	None[7]
Total Annual Fund Operating Expenses After Waivers, Reimbursements and Recoupments	%	N/A	1.19	1.16
Class I				
Management Fees	%	0.95	0.84	0.81
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Other Expenses	%	0.29	0.12	0.12[6]
Total Annual Fund Operating Expenses	%	1.24	0.96	0.93
Waivers, Reimbursements and Recoupments	%	(0.24)[4]	(0.07)[5]	None[7]
Total Annual Fund Operating Expenses After Waivers, Reimbursements and Recoupments	%	1.00	0.89	0.93
Class R				
Management Fees	%	N/A	0.84	0.81
Distribution and/or Shareholder Services (12b-1) Fees	%	N/A	0.50	0.50
Other Expenses	%	N/A	0.10	0.10[6]
Total Annual Fund Operating Expenses	%	N/A	1.44	1.41
Waivers, Reimbursements and Recoupments	%	N/A	None[5]	None[7]
Total Annual Fund Operating Expenses After Waivers, Reimbursements and Recoupments	%	N/A	1.44	1.41

INVESTMENT MANAGEMENT
voyainvestments.com
VOYA™

Client Talking Points

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Baron Growth Portfolio[1]	MidCap Opps Fund[2]	MidCap Opps Fund *Pro Forma* Combined[2]
Class R6				
Management Fees	%	0.95	0.84	0.81
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Other Expenses	%	0.04	0.03	0.03[6]
Total Annual Fund Operating Expenses	%	0.99	0.87	0.84
Waivers, Reimbursements and Recoupments	%	None[4]	(0.04)[5]	(0.01)[7]
Total Annual Fund Operating Expenses After Waivers, Reimbursements and Recoupments	%	0.99	0.83	0.83
Class S[8]				
Management Fees	%	0.95	N/A	N/A
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	N/A	N/A
Other Expenses	%	0.29	N/A	N/A
Total Annual Fund Operating Expenses	%	1.49	N/A	N/A
Waivers, Reimbursements and Recoupments	%	(0.24)[4]	N/A	N/A
Total Annual Fund Operating Expenses After Waivers, Reimbursements and Recoupments	%	1.25	N/A	N/A
Class S2[8]				
Management Fees	%	0.95	N/A	N/A
Distribution and/or Shareholder Services (12b-1) Fees	%	0.40	N/A	N/A
Other Expenses	%	0.29	N/A	N/A
Total Annual Fund Operating Expenses	%	1.64	N/A	N/A
Waivers, Reimbursements and Recoupments	%	(0.24)[4]	N/A	N/A
Total Annual Fund Operating Expenses After Waivers, Reimbursements and Recoupments	%	1.40	N/A	N/A

INVESTMENT MANAGEMENT
voyainvestments.com
VOYA™

Client Talking Points

1.Other Expenses do not include one-time expenses related to the Reorganization.

2.Expense information has been restated to reflect current contractual rates.

3.Class ADV shareholders of Baron Growth Portfolio would receive Class R shares of MidCap Opps Fund in the Reorganization.

4.The Investment Adviser is contractually obligated to limit expenses to 1.49%, 0.99%, 0.99%, 1.24%, and 1.39% for Class ADV, Class I,

Class R6, Class S, and Class S2 shares, respectively, through May 1, 2028 (the “Expense Limitation Agreement”). The limitation does not extend to interest, taxes, other investment-related costs, leverage expenses, extraordinary expenses, such as litigation or other expenses not incurred in the ordinary course of business, and expenses of any counsel or other persons or services retained by the directors who are not

“interested persons” as that term is defined by the Investment Company Act of 1940, as amended. Modification of the Expense Limitation Agreement requires written agreement signed by each of the parties and approval by the Portfolio’s Board. The Expense Limitation Agreement shall terminate with respect to the Portfolio upon termination of the Portfolio’s advisory agreement with the Investment Adviser, or it may be terminated by Voya Partners, Inc., without payment of any penalty, upon written notice to the Investment Adviser at its principal place of business.

5.The Investment Adviser is contractually obligated to limit expenses to 1.22%, 0.89%, 1.47%, and 0.83% for Class A, Class I, Class R, and

Class R6 shares, respectively, through October 1, 2028 (the “Expense Limitation Agreement”). The limitation does not extend to interest, taxes, other investment-related costs, leverage expenses, extraordinary expenses, such as litigation or other expenses not incurred in the ordinary course of business, and expenses of any counsel or other persons or services retained by the trustees who are not “interested persons” as that term is defined by the Investment Company Act of 1940, as amended. Modification of the Expense Limitation Agreement requires written agreement signed by each of the parties and approval by the Fund’s Board. The Expense Limitation Agreement shall terminate with respect to the Fund upon termination of the Fund’s advisory agreement with the Investment Adviser, or it may be terminated by Voya Equity Trust, without payment of any penalty, upon written notice to the Investment Adviser at its principal place of business.

6.Other Expenses are based on estimated amounts for the current fiscal year.

7.The Investment Adviser would be contractually obligated to limit expenses to 1.22%, 0.89%, 1.47%, and 0.83% for Class A, Class I, Class

R, and Class R6 shares, respectively, through October 1, 2028 (the “Expense Limitation Agreement”). The limitation does not extend to interest, taxes, other investment related costs, leverage expenses, extraordinary expenses, such as litigation or other expenses not incurred in the ordinary course of business, and expenses of any counsel or other persons or services retained by the trustees who are not “interested

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Client Talking Points

persons” as that term is defined by the Investment Company Act of 1940, as amended. Modification of the Expense Limitation Agreement requires written agreement signed by each of the parties and approval by the Fund’s Board. The Expense Limitation Agreement shall terminate with respect to the Fund upon termination of the Fund’s advisory agreement with the Investment Adviser, or it may be terminated by Voya Equity Trust, without payment of any penalty, upon written notice to the Investment Adviser at its principal place of business.

8.Class S and Class S2 shareholders of Baron Growth Portfolio would receive Class A shares of MidCap Opps Fund in the Reorganization

▪How does the Target Portfolio’s performance compare to MidCap Opps Fund’s performance?

The following information is intended to help you understand the risks of investing in the Funds. The following bar charts show the changes in each Fund’s performance from year to year, and the table compares each Fund’s performance to the performance of a broad-based securities market index and additional indices with investment characteristics similar to those of the Fund for the same period. In 2024, in accordance with changes to regulatory disclosure requirements, the Investment Adviser changed Baron Growth Portfolio’s primary benchmark from the Russell 2000® Growth Index to the Russell 3000® Index and MidCap Opps Fund’s primary benchmark from the Russell Midcap® Growth Index to the Russell 3000® Index. The Funds continue to use the former primary benchmarks as additional benchmarks that the Investment Adviser believes more closely reflects each Fund’s principal investment strategies. Each Fund’s performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar charts show the performance of Baron Growth Portfolio’s Class ADV shares, MidCap Opps Fund’s Class A shares, and each Fund’s Class I shares. Sales charges for MidCap Opps Fund are not reflected in the bar chart. If they were, returns would be less than those shown. However, MidCap Opps Fund’s table includes all applicable fees and sales charges. Performance for other share classes would differ to the extent they have differences in their fees and expenses. Baron Growth Portfolio’s Class R6 shares performance shown for the period prior to their inception date is the performance of Baron Growth Portfolio’s Class I shares without adjustment for any differences in expenses between the two classes. If adjusted for such differences, returns would be different.

With respect to Baron Growth Portfolio, performance shown in the bar charts and in the Average Annual Total Returns table does not include insurance-related charges imposed under a Variable Contract or expenses related to a Qualified Plan. If these charges or expenses were included, performance would be lower. Thus, you should not compare Baron Growth Portfolio’s performance directly with the performance information of other investment products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan.

A Fund’s past performance (before and after taxes) is no guarantee of future results.

Because MidCap Opps Fund is available for purchase by the general public, it may not be an appropriate investment option of certain Variable Contract holders. Please contact your insurance company for more information about how the Reorganization will impact your Variable Contract and alternative investment options.

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Client Talking Points

Baron Growth Portfolio - Calendar Year Total Returns (as of December 31 of each year)

▪Average Annual Total Returns %

(for periods ended December 31, 2025)

Baron Growth Portfolio - Calendar Year Total Returns

Note: Fund returns are net returns.

1.The index returns do not reflect deductions for fees, expenses, or taxes.

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Client Talking Points

MidCap Opps Fund - Calendar Year Total Returns (as of December 31 of each year)

▪Average Annual Total Returns %

(for periods ended December 31, 2025)

MidCap Opps Fund - Calendar Year Total Returns

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1 Year	5 Years	10 Years	Since Inception	Inception Date
Russell Midcap® Growth Index[1]	%	8.66	6.65	12.49	N/A	
Russell Midcap® Index[1]	%	10.60	8.67	11.01	N/A	
Class R6 before taxes	%	3.75	4.42	10.82	N/A	5/31/2013
Russell 3000® Index[1]	%	17.15	13.15	14.29	N/A	
Russell Midcap® Growth Index[1]	%	8.66	6.65	12.49	N/A	
Russell Midcap® Index[1]	%	10.60	8.67	11.01	N/A	

INVESTMENT MANAGEMENT
voyainvestments.com
VOYA™

Client Talking Points

Note: Fund returns are net returns.

1.The index returns do not reflect deductions for fees, expenses, or taxes.

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Funds will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com .

▪Index Descriptions

The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies representing approximately 98% of the investable U.S. equity market.

The Russell Midcap® Growth Index measures the performance of the mid-capitalization segment of the U.S. equity universe. The Russell Midcap® Growth Index includes those Russell Midcap® Index companies with relatively higher price-to-book ratios, higher Institutional Broker’s Estimate System (I/B/E/S) forecast medium term (2 year) growth, and higher sales per share historical growth (5 years). The Russell Midcap® Growth Index is provided by FTSE Russell.

The Russell Midcap® Index measures the performance of the mid-capitalization segment of the U.S. equity universe. The Russell Midcap® Index is a subset of the Russell 1000® Index, includes approximately 800 of the smallest securities (based on a combination of their market capitalization and current index membership), and represents approximately 27% of the total market capitalization of the Russell 1000® Index. The Russell Midcap® Index is provided by FTSE Russell.

FTSE Russell Index Data Source: London Stock Exchange Group plc and its group undertakings (collectively, the “LSE Group”). ©LSE Group 2025. FTSE Russell is a trading name of certain of the LSE Group companies. “Russell 1000®” and “Russell 3000®” are trade marks of the relevant LSE Group companies and are used by any other LSE Group company under license. All rights in the FTSE Russell indexes or data vest in the relevant LSE Group company which owns the index or the data. Neither LSE Group nor its licensors accept any liability for any errors or omissions in the indexes or data and no party may rely on any indexes or data contained in this communication. No further distribution of data from the LSE Group is permitted without the relevant LSE Group company’s express written consent. The LSE Group does not promote, sponsor or endorse the content of this communication.

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Client Talking Points

▪Tax Considerations

The Reorganization is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization under Section 368(a) of the Code. Accordingly, pursuant to this treatment, neither Baron Growth Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, nor MidCap Opps Fund nor its shareholders, are expected to recognize any gain or loss for U.S. federal income tax purposes from the transaction contemplated by the Reorganization Agreement. As a condition to the closing of the Reorganization, the Funds will receive an opinion from tax counsel to the effect that, on the basis of existing provisions of the Code, U.S. Treasury Regulations promulgated thereunder, current administrative rules, pronouncements and court decisions, and subject to certain qualifications, the Reorganization will qualify as a tax-free reorganization for U.S. federal income tax purposes.

Prior to the Closing Date, Baron Growth Portfolio will pay to the Separate Accounts of Participating Insurance Companies and Qualified Plans that own its shares a distribution consisting of any undistributed investment company taxable income, any net tax-exempt income, and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date, including as a result of portfolio transition in connection with the Reorganization. Variable Contract owners and Plan Participants are not expected to recognize any income or gains for U.S. federal income tax purposes from this cash distribution.

In general, after the Reorganization, losses, if any, of the Funds may be available to the combined fund to offset any of the combined fund’s capital gains realized after the Reorganization, although the amount of each Fund’s pre-Reorganization losses that may be used to offset the combined fund’s capital gains in any given year may be limited due to the Reorganization. In addition, for five tax years, one Fund’s pre-acquisition losses, if any, cannot be used to offset unrealized gains in the other Fund that are “built in” at the time of the Reorganization and that exceed certain threshold amounts. The ability of the combined fund to use a Fund’s pre-Reorganization losses, if any, in the future depends on a variety of factors that cannot be known in advance, including the existence of capital gains against which these losses may be offset. In addition, the benefits of any capital loss carryforwards and built in losses currently are available only to pre-Reorganization shareholders of each Fund. After the Reorganization, the benefit associated with any available capital losses will inure to the benefit of all post-Reorganization shareholders of the combined fund. Furthermore, the shareholders of the combining Fund will receive a proportionate share of any unrealized gains in the other Fund’s assets, as well as any taxable gains realized by MidCap Opps Fund, but not distributed to its shareholders prior to the Reorganization, when such gains are eventually distributed by the combined fund. Variable Contract owners and Plan Participants are not expected to recognize any income or gains for U.S. federal income tax purposes as a result of such distributions.

As of September 30, 2025, the Funds did not have any capital loss carryforwards. The effect of the rules described above will depend on the relative sizes and the tax situations of each Fund at the time of the Reorganization, which will differ from those on September 30, 2025, and cannot be calculated precisely prior to the Reorganization.

This description of the U.S. federal income tax consequences of the Reorganization is made without regard to the particular facts and circumstances of any shareholder. Shareholders are urged to consult their own tax advisers as to the specific consequences to them of the Reorganization in light of their individual circumstances, and as to the applicability and effect of U.S. federal, state and local and non- U.S. tax laws.

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Because MidCap Opps Fund is available for purchase by the general public, it may not be an appropriate investment option for certain Variable Contract holders; an investment in MidCap Opps Fund could cause such Variable Contracts to fail to qualify for favorable tax treatment under the Code. Variable Contract holders invested in Baron Growth Portfolio are urged to consult their tax advisors regarding the impact of the Reorganization on their Variable Contracts. Please contact your insurance company for more information about how the Reorganization will impact your Variable Contract and alternative investment options.

For financial professional use only. Not for inspection by or distribution or quotation to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy shares of any Fund, nor is it a solicitation of any proxy. For information regarding MidCap Opps Fund, please call Voya IM toll free at 1-800-992-0180.

For information regarding MidCap Opps Fund discussed in this “Client Talking Points,” please call Voya IM toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of Baron Growth Portfolio into MidCap Opps Fund, please call Voya IM toll free at 1-800-262-3862. This Client Talking Points is qualified in its entirety by reference to the Proxy Statement/Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest.

Principal Risks – MidCap Opps Fund

All investing involves risks of fluctuating prices and the uncertainties of rates of return and yield inherent in investing. You could lose money on your investment and any of the following risks, among others, could affect investment performance. The following principal risks are presented in alphabetical order which does not imply order of importance or likelihood: Company; Currency; Derivative Instruments; Environmental, Social, and Governance (Equity); Foreign (Non-U.S.) Investments; Growth Investing; Investment Model; Liquidity; Market; Market Disruption and Geopolitical; Mid-Capitalization Company; Other Investment Companies; Real Estate Companies and Real Estate Investment Trusts; Securities Lending; Value Investing. An investment in a Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any

other government agency.

Investors should consult the Fund’s Prospectus and Statement of Additional Information for a more detailed discussion of the Fund’s risks.

The Funds discussed herein may be available to you as part of your employer sponsored retirement plan. There may be additional plan level fees resulting in personal performance that varies from stated performance. Please call your benefits office for more information.

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Client Talking Points

Your clients should consider the investment objectives, risks, charges and expenses of MidCap Opps Fund carefully before investing. For a free copy of MidCap Opps Fund’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya IM at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

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